Exhibit 21.1
ACTEL CORPORATION

Subsidiaries
Actel Europe, Ltd., a U.K. corporation
Actel Engineering Eurl, a French corporation
Actel Europe SARL, a French corporation
Actel GmbH, a German corporation
Actel Italia SRL, an Italian corporation
Actel Japan, KK, a Japanese corporation
Actel Pan-Asia Corporation, a Nevada corporation
Actel Pan-Asia, Hong Kong Ltd., a Hong Kong corporation
Actel Semiconductor Limited, an Irish corporation